UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Taylor Morrison Home Corporation

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

87724P106

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87724P106	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 44,763,023 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 44,763,023 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,763,023 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 1,167,400 Class A Shares (as defined below) held by the TPG Class A Funds (as defined below) and (ii) 43,595,623 Class A Shares issuable to TPG TMM Holdings (as defined below) upon the exchange of 43,595,623 New TMM Units (as defined below) and 43,595,623 Class B Shares (as defined below).

**	The calculation assumes that there is a total of 76,754,478 Class A Shares outstanding, which is the sum of (i) the 33,158,855 Class A Shares outstanding as of November 4, 2015, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2015 and (ii) the 43,595,623 Class A Shares issuable upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares.

CUSIP No. 87724P106	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 44,763,023 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 44,763,023 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,763,023 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,167,400 Class A Shares held by the TPG Class A Funds and (ii) 43,595,623 Class A Shares issuable to TPG TMM Holdings upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares.

**	The calculation assumes that there is a total of 76,754,478 Class A Shares outstanding, which is the sum of (i) the 33,158,855 Class A Shares outstanding as of November 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015 and (ii) the 43,595,623 Class A Shares issuable upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares.

CUSIP No. 87724P106	SCHEDULE 13D	Page 4 of 14 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 44,763,023 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 44,763,023 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,763,023 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,167,400 Class A Shares held by the TPG Class A Funds and (ii) 43,595,623 Class A Shares issuable to TPG TMM Holdings upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares.

**	The calculation assumes that there is a total of 76,754,478 Class A Shares outstanding, which is the sum of (i) the 33,158,855 Class A Shares outstanding as of November 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015 and (ii) the 43,595,623 Class A Shares issuable upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares.

The Reporting Persons (as defined below) previously reported their beneficial ownership of Class A Shares on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are filing this Schedule 13D after acquiring beneficial ownership of more than 2% of the Class A Shares within a 12-month period, as described more fully below.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.00001 par value (the “Class A Shares”), of Taylor Morrison Home Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona 85251.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG GenPar VI AIV TM Advisors, Inc., a Cayman Islands corporation, which is the general partner of TPG GenPar VI AIV TM, L.P., a Cayman Islands limited partnership, which is the general partner of each of (i) TPG VI TM TE 2016, L.P., a Delaware limited partnership (“TPG TM TE 2016”), which holds 60,070 Class A Shares, (ii) TPG VI TM 2016-I, L.P., a Delaware limited partnership (“TPG TM 2016-I”), which holds 64,767 Class A Shares, (iii) TPG VI TM 2016-II, L.P. a Delaware limited partnership (“TPG TM 2016-II”), which holds 956,355 Class A Shares, (iv) TPG VI TM 2016-III, L.P. a Delaware limited partnership (“TPG TM 2016-III”), which holds 30,167 Class A Shares, (v) TPG VI TM 2016-IV, L.P. a Delaware limited partnership (“TPG TM 2016-IV” and, together with TPG TM TE 2016, TPG TM 2016-I, TPG TM 2016-II and TPG TM 2016-III, the “TPG Class A Funds”), which holds 56,041 Class A Shares, and (vi) TPG TM IV-A, L.P., a Cayman Islands limited partnership, which is the sole member of TPG TM IV, SRL, a Barbados society with restricted liability, which is the sole member of TPG TM III-2, SRL, a Barbados society with restricted liability, which is the sole shareholder of TPG TMM Holdings GP, ULC, a British Columbia unlimited liability company, which is the general partner of the TPG TMM Holdings, L.P., a Cayman Islands limited partnership (“TPG TMM Holdings”), which holds 43,595,623 common partnership units (the “New TMM Units”) of TMM Holdings II Limited Partnership (“New TMM”) and 43,595,623 shares of Class B common stock (the “Class B Shares”) of the Issuer. Pursuant to the terms of the Exchange Agreement (as described below), TPG TMM Holdings may exchange all or a portion of its New TMM Units (along with a corresponding number of Class B Shares) at any time for Class A Shares on a one-for-one basis.

Because of the relationship of Group Advisors to the TPG Class A Funds and TPG TMM Holdings, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are officers and sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In connection with the acquisition by TMM Holdings Limited Partnership (“TMM”) of certain real estate businesses on July 13, 2011, Builders Holdings International, L.P. and Toeis, L.P. (collectively, the “TPG Pre-IPO Vehicles”), entities indirectly controlled by TPG TM IV-A, L.P., acquired Class A units representing limited partnership interests in TMM. The purchase of the Class A units was funded by equity contributions of the limited partners of the TPG Pre-IPO Vehicles.

In connection with the Issuer’s initial public offering, the TPG Pre-IPO Vehicles and the other limited partners of TMM entered into a series of transactions as a result of which the TPG Pre-IPO Vehicles and certain other former limited partners of TMM received new equity interests in TPG TMM Holdings and TPG TMM Holdings received 54,881,984 New TMM Units. TPG TMM Holdings was also issued 54,881,984 Class B Shares. On April 15, 2013, the Issuer exercised its right under a Put/Call Agreement entered into in connection with the Issuer’s initial public offering to require TPG TMM Holdings to sell 11,286,361 Class B Shares together with a corresponding number of New TMM Units at $20.68 per share.

On February 8, 2016, the TPG Class A Funds acquired an aggregate of 180,000 Class A Shares in open market purchases at an average price per share of $11.2311. On February 9, 2016, the TPG Class A Funds acquired an aggregate of 250,000 Class A Shares in open market purchases at an average price per share of $11.5064. On February 10, 2016, the TPG Class A Funds acquired an aggregate of 210,000 Class A Shares in open market purchases at an average price per share of $11.9747. On February 11, 2016, the TPG Class A Funds acquired an aggregate of 500,000 Class A Shares in open market purchases at an average price per share of $11.8961. On February 12, 2016, the TPG Class A Funds acquired an aggregate of 7,395 Class A Shares in open market purchases at an average price per share of $11.9532. On February 16, 2016, the TPG Class A Funds acquired an aggregate of 20,005 Class A Shares in open market purchases at an average price per share of $12.3919. In the case of each of the purchases by the TPG Class A Funds, the purchase price will be funded by equity contributions of the limited partners of the TPG Class A Funds.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

New TMM Limited Partnership Agreement

On April 9, 2013, the Issuer, New TMM, TPG TMM Holdings and certain other holders of New TMM Units entered into the Amended and Restated Agreement of Exempted Limited Partnership of New TMM (the “New TMM LPA”). Pursuant to the New TMM LPA, New TMM, through its subsidiaries, exercises stewardship over the business and affairs of Taylor Morrison Holdings, Inc. (“Holdings”) and its subsidiaries and Monarch Communities Inc. (“Monarch”) and its subsidiaries.

The New TMM LPA provides that, subject to certain exceptions, any time the Issuer issues a Class A Share or any other equity security, the net proceeds received by the Issuer with respect to such issuance, if any, shall be concurrently invested in New TMM and New TMM shall issue to the Issuer one New TMM Unit or other economically equivalent equity interest. Conversely, if at any time any Class A Shares are redeemed, repurchased or otherwise acquired, New TMM shall redeem, repurchase or otherwise acquire an equal number of New TMM Units held by the Issuer, upon the same terms and for the same price, as the Class A Shares are redeemed, repurchased or otherwise acquired.

Under the New TMM LPA, the members have agreed that certain holders of New TMM Units, including TPG TMM Holdings, and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses that may compete with the Issuer’s business or do business with any of its customers.

Under the New TMM LPA, New TMM will indemnify all of its partners, including TPG TMM Holdings, against any and all losses and expenses related thereto incurred by reason of the fact that such person was a partner of New TMM. In the event that losses are incurred as a result of a member’s fraud or willful misconduct, such member is not entitled to indemnification under the New TMM LPA.

New TMM may be dissolved only upon the voluntary agreement of its general partner and certain holders of New TMM Units, including TPG TMM Holdings, or as otherwise required by the laws of the Cayman Islands.

Exchange Agreement

On April 9, 2013, the Issuer, TPG TMM Holdings and certain other holders of New TMM Units entered into the Exchange Agreement under which, from time to time, the holders of New TMM Units party to the agreement (or certain of their transferees) have the right to exchange all or a portion of their New TMM Units (along with a corresponding number of Class B Shares) at any time for Class A Shares on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Stockholders Agreement

On April 9, 2013, the Issuer, TPG TMM Holdings and certain other parties (the “Holders”), including Oaktree TMM Holdings, L.P. (“Oaktree TMM Holdings”), entered into a stockholders agreement (the “Stockholders Agreement”).

The Stockholders Agreement contains provisions related to the composition of the Issuer’s Board of Directors (the “Board”) and the committees thereof. In particular, for so long as TPG TMM Holdings owns at least 50% of the shares of common stock held by it following the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom), it will be entitled to nominate three directors to serve on the Board. When TPG TMM Holdings owns less than 50% but at least 10% of the shares of common stock held by it following the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom), it will be entitled to nominate two directors. Thereafter, TPG TMM Holdings will be entitled to nominate one director so long as it owns at least 5% of the shares of common stock held by it following the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom). To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as TPG TMM Holdings has the right to nominate one director, it is also entitled to have one of its nominees serve on each committee of the Board. The Board and its committees have supervisory authority over the Issuer, which, through its indirect control of New TMM and its subsidiaries, exercises stewardship over the business and affairs of Holdings and its subsidiaries and Monarch and its subsidiaries. Pursuant to governance agreements (as described below), the Issuer contractually controls the composition of the Boards of Directors of Holdings and Monarch and their respective committees.

The Stockholders Agreement also provides that the Issuer does not have any interest or expectancy in the business opportunities of TPG TMM Holdings or of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and that TPG TMM Holdings shall not have any obligation to offer the Issuer those opportunities. TPG TMM Holdings and certain other parties agreed in the Stockholders Agreement to vote for each other’s Board nominees. In addition, the Stockholders Agreement provides that Requisite Investor Approval (as defined below) must be obtained before the Issuer is permitted to take certain actions, including effecting a change in control of the Issuer, acquiring or disposing assets valued at more than $50.0 million, incurring any indebtedness in an aggregate amount in excess of $50.0 million or making a loan in excess of such amount, issuing any equity securities (with limited exceptions), firing or hiring the Issuer’s Chief Executive Officer and making certain changes to the Issuer’s Board of Directors.

For purposes of the Stockholders Agreement, “Requisite Investor Approval” means, in addition to the approval of a majority vote of the Board, the approval of a director nominated by TPG TMM Holdings, so long as it owns at least 50% of the Issuer’s common stock held by it at the closing of the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom), and the approval of a director nominated by the Oaktree TMM Holdings, so long as it owns at least 50% of the Issuer’s common stock held by it following the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom).

Amendment to Stockholders Agreement

On March 6, 2014, the Issuer entered into an amendment (the “Amendment”) to the Stockholders Agreement with the TPG TMM Holdings and the Holders.

Pursuant to the Amendment, the Issuer increased the size of the Board and agreed, in connection therewith, that for so long as each of TPG TMM Holdings and Oaktree TMM Holdings owns at least 50% of the shares of common stock that it held upon the completion of the Issuer’s initial public offering (giving effect to the application of net proceeds therefrom), the Issuer will maintain a vacancy on the Board until such time as TPG TMM Holdings and Oaktree TMM Holdings jointly designate a director to fill this vacancy. However, if at any time TPG TMM Holdings or Oaktree TMM Holdings certifies to the Issuer that they cannot agree on a joint designee for the Board, the Issuer will take necessary action to expand the Board to 14 directors and to permit each of TPG TMM Holdings and Oaktree TMM Holdings to designate an additional director to serve on the Board.

Registration Rights Agreement

On April 9, 2013, the Issuer, TPG TMM Holdings and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides TPG TMM Holdings with certain demand registration rights, including shelf registration rights, in respect of any Class A Shares held by it, subject to certain conditions. In addition, in the event that the Issuer registers additional Class A Shares for sale to the public, it will be required to give notice of such registration to TPG TMM Holdings and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include Class A Shares held by them in such registration. The Issuer is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of TPG TMM Holdings and certain other parties, any person who is or might be deemed a control person within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration.

Governance Agreements

On April 9, 2013, the Issuer and TPG TMM Holdings entered into governance agreements setting forth certain matters with respect to the management of its indirect operating subsidiaries, Holdings and Monarch. The Issuer entered into a U.S. Parent Governance Agreement with Holdings, TPG TMM Holdings and certain other parties and the Canadian Parent Governance Agreement with Monarch, TPG TMM Holdings and certain other parties. The U.S. Parent Governance Agreement and the Canadian Parent Governance Agreement provide that the composition of the Boards of Directors of Holdings and Monarch, respectively, shall each generally be identical to that of the Board, and TPG TMM Holdings has the right to nominate representatives to the committees of such board on the same basis as set forth in the Stockholders Agreement. The U.S. Parent Governance Agreement and the Canadian Parent Governance Agreement also provide TPG TMM Holdings with approval rights over certain actions on the same basis as set forth in the Stockholders Agreement.

The Reporting Persons intend to cause the TPG Class A Funds to acquire additional Class A Shares, subject to, among other things, applicable legal requirements and market conditions.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Net TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, Registration Rights Agreement and Governance Agreements set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Net TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, the Registration Rights Agreement and Governance Agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 76,754,478 Class A Shares outstanding, which is the sum of (i) 33,158,855 Class A Shares outstanding as of November 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015 and (ii) the 43,595,623 Class A Shares issuable upon the exchange of 43,595,623 New TMM Units and 43,595,623 Class B Shares. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 44,763,023 Class A Shares, which constitutes approximately 58.3% of the outstanding Class A Shares.

Because of the relationship between TPG TMM Holdings and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 88,358,646 Class A Shares, which represents the (i) Class A Shares held by the TPG Class A Funds and (ii) number of Class A Shares that would be received in the aggregate by TPG TMM Holdings and the Holders upon exchange of all of the Class B Shares and New TMM Units held by TPG TMM Holdings and the Holders. 88,358,646 Class A Shares represents 73.4% of the total number of outstanding Class A Shares (assuming that there is a total of 120,350,101 Class A Shares outstanding, which is the sum of (i) 33,158,855 Class A Shares outstanding as of November 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015 and (ii) 87,191,246 Class A Shares that are issuable in exchange for the 87,191,246 Class B Shares and corresponding New TMM Units held in the aggregate by TPG TMM Holdings and the Holders).

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Class A Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Amended and Restated Agreement of Exempted Limited Partnership of TMM Holdings II Limited Partnership, dated as of April 9, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
3.	Exchange Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
4.	Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
5.	Amendment No. 1, dated as of March 6, 2014, to the Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2014).
6.	Registration Rights Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).

7.	U.S. Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Taylor Morrison Holdings, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
8.	Canadian Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Monarch Communities Inc. and the other parties named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
John E. Viola	Vice President, Treasurer and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement of Exempted Limited Partnership of TMM Holdings II Limited Partnership, dated as of April 9, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Exchange Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Amendment No. 1, dated as of March 6, 2014, to the Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2014).
  Registration Rights Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  U.S. Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Taylor Morrison Holdings, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Canadian Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Monarch Communities Inc. and the other parties named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).